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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             CARNEGIE GROUP, INC.

                           (Name of Subject Company)

                           LOGICA ACQUISITION CORP.
                                  LOGICA INC.
                                  LOGICA PLC

                                   (Bidders)

                    SHARES OF COMMON STOCK, $.01 PAR VALUE

                        (Title of Class of Securities)

                                  143497 10 5

                     (CUSIP Number of Class of Securities)

                                COREY TORRENCE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  LOGICA INC.
                              32 HARTWELL AVENUE
                              LEXINGTON, MA 02421

 (Name, Address, Including Zip Code, and Telephone Number of Person Authorized
                                      to
           Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:

                          JOSEPH L. JOHNSON III, P.C.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA 02109
                                 ------------

                           CALCULATION OF FILING FEE

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
           TRANSACTION                                              AMOUNT OF
           VALUATION*                                               FILING FEE
------------------------------------------------------------------------------
           $40,601,500                                              $8,120.30
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
* For purposes of calculating fee only. This amount assumes the purchase of all of the shares of Common Stock of the Company at $5.00 in cash per share which are issued and outstanding as of October 1, 1998 on a fully diluted basis (8,120,300). The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[_]Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

   Amount Previously Paid:    Not applicable. Filing Party: Not applicable.
   Form or Registration No.:  Not applicable. Date Filed:   Not applicable.

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                                 1 of 11 pages

                                 SCHEDULE 14D-1

     ----------------------                            ------------------
     CUSIP NO. 143497 10 5                             PAGE 2 OF 11 PAGES
     ----------------------                            ------------------


   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Logica Acquisition Corp.
--------------------------------------------------------------------------------

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------

   3 SEC USE ONLY
--------------------------------------------------------------------------------

   4 SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) or 2(f)
                                                                          [_]
--------------------------------------------------------------------------------

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0.0%
--------------------------------------------------------------------------------

  10 TYPE OF REPORTING PERSON

     CO


                                 2 of 11 pages

                                 SCHEDULE 14D-1

     ---------------------                             ------------------
     CUSIP NO. 143497 10 5                             PAGE 3 OF 11 PAGES
     ---------------------                             ------------------


   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Logica Inc.
--------------------------------------------------------------------------------

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------

   3 SEC USE ONLY
--------------------------------------------------------------------------------

   4 SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) or 2(f)
                                                                          [_]
--------------------------------------------------------------------------------

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0.0%
--------------------------------------------------------------------------------

  10 TYPE OF REPORTING PERSON

     CO


                                 3 of 11 pages

                                 SCHEDULE 14D-1

     ---------------------                             ------------------
     CUSIP NO. 143497 10 5                             PAGE 4 OF 11 PAGES
     ---------------------                             ------------------


   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Logica plc
--------------------------------------------------------------------------------

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------

   3 SEC USE ONLY
--------------------------------------------------------------------------------

   4 SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) or 2(f)
                                                                          [_]
--------------------------------------------------------------------------------

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0.0%
--------------------------------------------------------------------------------

  10 TYPE OF REPORTING PERSON

     CO


                                 4 of 11 pages

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Logica Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Logica Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Logica plc, a public limited company organized under the laws of England ("Logica plc"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Carnegie Group, Inc., a Delaware corporation, at a price of $5.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Carnegie Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at Five PPG Place, Pittsburgh, PA 15222.

  (b) The class of securities to which this statement relates is the shares of common stock, par value $.01 per share (the "Shares"), of the Company. The information set forth in the "Introduction" and Section 1 of the Offer to Purchase (the "Offer to Purchase"), annexed hereto as Exhibit (a)(1), is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by the Purchaser, Parent and Logica plc. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser, Parent and Logica plc, and the information concerning the name, age, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of each of the Purchaser, Parent and Logica plc are set forth in the Introduction, Section 9, Annex I and Annex II to the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last five years, neither the Purchaser, Parent nor Logica plc, or, to the best knowledge of the Purchaser, Parent and Logica plc, any of the persons listed in Annex I or Annex II to the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the "Introduction," Section 9, Section 10 and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

                                 5 of 11 pages

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) The information set forth in the "Introduction," Section 7 and
Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in Section 9, Section 10 and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

  (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 15 and Section 17 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated September 30, 1998, by and among the Company, Parent and Purchaser, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  The following Exhibits are filed herewith:

  (a)(1) Offer to Purchase, dated October 7, 1998.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Press Release issued for publication in the United States on October 1, 1998.

                                 6 of 11 pages

  (a)(8) Press release issued for publication in the United Kingdom on October 1, 1998.

  (a)(9) Consolidated Financial Statements of Logica plc for the years ended June 30, 1998, 1997 and 1996.

  (a)(10) Summary Advertisement published on October 7, 1998.

  (b)    None.

  (c)(1) Agreement and Plan of Merger, dated as of September 30, 1998, by and among the Company, Parent and Purchaser.

  (c)(2) Confidentiality Agreement, dated as of August 27, 1998, by and between the Company and Parent.

  (c)(3) Amendment to Confidentiality Agreement, dated as of September 22, 1998, by and between the Company and Parent.

  (c)(4) Tender Agreement, dated as of September 30, 1998, by and among the Company, Parent, Purchaser, Dennis Yablonsky and Veronica Yablonsky.

  (c)(5) Tender Agreement, dated as of September 30, 1998, by and among the Company, Parent, Purchaser and John W. Manzetti.

  (c)(6) Tender Agreement, dated as of September 30, 1998, by and among the Company, Parent, Purchaser, Raj Reddy, Anuradha Reddy, Anuradha Reddy, as trustee for the Geetha Reddy Trust, and Anuradha Reddy, as trustee for the Shyamala Reddy Trust.

  (c)(7) Tender Agreement, dated as of September 30, 1998, by and among the Company, Parent, Purchaser, Jaime Carbonell, Jaime Carbonell, as custodian for Diana Carbonell, Jamie Carbonell, as custodian for Isabelle Carbonell, Jaime Carbonell, as custodian for Ruben Carbonell, Jaime Carbonell, as custodian for Rachel Carbonell, Jamie Carbonell, as trustee for Diana Carbonell, Jaime Carbonell, as trustee for Isabelle Carbonell, Jaime Carbonell, as trustee for Ruben Carbonell, and Jaime Carbonell, as trustee for Rachel Carbonell.

  (c)(8) Tender Agreement, dated as of September 30, 1998, by and among the Company, Parent, Purchaser, Mark S. Fox, Tressa S. Fox, and Tressa S. Fox, as trustee for Jacob Fox.

  (c)(9) Employment Agreement, dated as of September 30, 1998, by and between Parent and Dennis Yablonsky.

  (c)(10) Employment Agreement, dated as of September 30, 1998, by and between Parent and John Manzetti.

  (c)(11) Employment Agreement, dated as of September 30, 1998, by and between Parent and Bruce Russell.

  (c)(12) Employment Agreement, dated as of September 30, 1998, by and between Parent and Raymond Kalustyan.

  (d) None.

  (e) Not applicable.

  (f) None.

                                 7 of 11 pages

                                  SIGNATURES

  After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1998

                                          LOGICA PLC

                                            /s/ Mario Anid
                                          By: _________________________________
                                             Name: Mario Anid
                                             Title: Corporate Development
                                             Director

                                 8 of 11 pages

                                  SIGNATURES

  After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1998

                                          LOGICA INC.

                                           /s/ Corey Torrence
                                          By: _________________________________
                                             Name: Corey Torrence
                                             Title: President and Chief
                                             Executive Officer

                                 9 of 11 pages

                                  SIGNATURES

  After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1998

                                          LOGICA ACQUISITION CORP.

                                            /s/ Corey Torrence
                                          By: _________________________________
                                             Name: Corey Torrence
                                             Title: President

                                10 of 11 pages

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
                                                                     NUMBERED
 EXHIBIT NO.                       EXHIBIT                             PAGE
 -----------                       -------                         ------------
   (a)(1)    Offer to Purchase, dated October 7, 1998.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees to their
             Clients.
   (a)(6)    Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
   (a)(7)    Press Release issued for publication in the United
             States on October 1, 1998.
   (a)(8)    Press Release issued for publication in the United
             Kingdom on October 1, 1998.
 (a)(9)      Consolidated Financial Statements of Logica plc for
             the years ended June 30, 1998, 1997 and 1996.
 (a)(10)     Summary Advertisement published on October 7, 1998.
   (b)       None.
   (c)(1)    Agreement and Plan of Merger, dated as of September
             30, 1998, by and among the Company, Parent and
             Purchaser.
   (c)(2)    Confidentiality Agreement, dated as of August 27,
             1998, by and between the Company and Parent.
   (c)(3)    Amendment to Confidentiality Agreement, dated as of
             September 22, 1998, by and between the Company and
             Parent.
   (c)(4)    Tender Agreement, dated as of September 30, 1998,
             by and among the Company, Parent, Purchaser, Dennis
             Yablonsky and Veronica Yablonsky.
   (c)(5)    Tender Agreement, dated as of September 30, 1998,
             by and among the Company, Parent, Purchaser and
             John W. Manzetti.
   (c)(6)    Tender Agreement, dated as of September 30, 1998,
             by and among the Company, Parent, Purchaser, Raj
             Reddy, Anuradha Reddy, Anuradha Reddy, as trustee
             for the Geetha Reddy Trust, and Anuradha Reddy, as
             trustee for the Shyamala Reddy Trust.
   (c)(7)    Tender Agreement, dated as of September 30, 1998,
             by and among the Company, Parent, Purchaser, Jaime
             Carbonell, Jaime Carbonell, as custodian for Diana
             Carbonell, Jamie Carbonell, as custodian for
             Isabelle Carbonell, Jaime Carbonell, as custodian
             for Ruben Carbonell, Jaime Carbonell, as custodian
             for Rachel Carbonell, Jamie Carbonell, as trustee
             for Diana Carbonell, Jaime Carbonell, as trustee
             for Isabelle Carbonell, Jaime Carbonell, as trustee
             for Ruben Carbonell, and Jaime Carbonell, as
             trustee for Rachel Carbonell.
   (c)(8)    Tender Agreement, dated as of September 30, 1998,
             by and among the Company, Parent, Purchaser, Mark
             S. Fox, Tressa S. Fox, and Tressa S. Fox, as
             trustee for Jacob Fox.
   (c)(9)    Employment Agreement, dated as of September 30,
             1998, by and between Parent and Dennis Yablonsky.
   (c)(10)   Employment Agreement, dated as of September 30,
             1998, by and between Parent and John Manzetti.
   (c)(11)   Employment Agreement, dated as of September 30,
             1998, by and between Parent and Bruce Russell.
   (c)(12)   Employment Agreement, dated as of September 30,
             1998, by and between Parent and Raymond Kalustyan.
   (d)       None.
   (e)       Not applicable.
   (f)       None.

                                 11 of 11 pages